MY RACEHORSE CA LLC

250 W. 1st Street, Suite 256

Claremont, CA 91711

February 21, 2019

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549-3720

Attention:	Charlie Guidry Mara Ransom Bill Thompson

Re:	My Racehorse CA LLC Offering Statement on Form 1-A Filed September 10, 2018 File No. 024-10896

Ladies and Gentlemen:

We respectfully request that the above referenced Offering Statement on Form 1-A for My Racehorse CA LLC, a Nevada series limited liability company, be declared qualified by the Securities and Exchange Commission at 4:30 PM Eastern Time on Friday, February 22, 2019, or as soon thereafter as practicable.

Sincerely,

/s/ Michael Behrens
Chief Executive Officer of Experiential Squared, Inc.,
Manager of My Racehorse CA LLC

cc:	Christopher L. Tinen, Esq. David Kandasamy, My Racehorse CA LLC